Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 3, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:	Neos Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted April 27, 2015
CIK No. 0001467652

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Neos Therapeutics, Inc. (the “Company”) in response to the May 21, 2015 comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on April 27, 2015 (the “Draft Registration Statement”).  Concurrently with this letter, the Company is confidentially submitting to the Commission Amendment No. 1 to the Draft Registration Statement (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

Prospectus summary

Overview, page 1

1.              Please explain here and in the first page of your Business discussion the meaning of a PDUFA goal date.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 83 of the Registration Statement to clarify that a PDUFA goal date is a review performance goal for the U.S. Food and Drug Administration (“FDA”) to meet in acting on a new drug application (“NDA”).

2.              Where you reference your patent estate in the second paragraph of this section, please disclose the extent to which you developed it internally or acquired or licensed it from third parties. If you acquired or licensed all or a portion of your intellectual property, please identify the sellers or licensors and describe the material terms of the relevant agreements in your Business section. You should also file these agreements as exhibits to your registration statement. In that regard we note that disclosure on page F-19 indicates an acquisition of intellectual property.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 83 of the Registration Statement to clarify that the Company has developed its intellectual property internally. The Company has also revised its disclosure on page F-21 to clarify that the purchase price allocation analysis on the Company’s proprietary modified-release drug delivery technology was performed on intellectual property the Company owned at the time of its reorganization in June 2009, rather than in connection with the acquisition of assets from a third party.

Our product candidates and currently marketed product, page 2

3.              Please explain here that the Section 505(b)(2) regulatory approval pathway is an abbreviated one that enables you to conduct fewer clinical trials by relying on data obtained by third-parties in connection with a previously approved drug.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of the Registration Statement.

4.              Please note here that you submitted a New Drug Application for NT-0202 in December 2012, that the FDA issued you a Discipline Review Letter identifying deficiencies in the NDA in May 2013 and that the FDA issued a Complete Response Letter in September 2013, which meant that the FDA could not approve the NDA in its present form.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 92 of the Registration Statement.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

Risk Factors

Risks Related to Commercialization

“If we fail to produce our product or product candidates in the volumes that we require on a timely basis . . .,” page 24

5.              We note your disclosure that you are dependent on third-party single suppliers for the active pharmaceutical ingredients for your product and product candidates. Please identify these suppliers in the risk factor and provide the material terms of your agreements with them in your Business discussion. You should also file these agreements as exhibits. Alternatively, if you believe that these agreements are not material and that you are not substantially dependent upon these suppliers, please provide us with an analysis explaining your position.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 25 of the Registration Statement to identify Coating Place, Inc. as an exclusive supplier of the active ingredient complexes in the Company’s generic Tussionex product, and page 96 to include the material terms of the supply agreement between Coating Place, Inc. and the Company (the “CPI Supply Agreement”). The Company respectfully advises the Staff that the CPI Supply Agreement will be filed as promptly as practicable in one of the pre-effective amendments to the Registration Statement. The Company also acknowledges that the CPI Supply Agreement and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

With respect to the Company’s other suppliers (each a “Supplier”) of the active pharmaceutical ingredients (or “APIs”) used by the Company in its product candidates, the Company respectfully advises the Staff that it does not believe that these supply arrangements constitute material contracts under Item 601(b)(10) of Regulation S-K.  The Company currently purchases APIs from the Suppliers on a purchase-order basis, and does not have an ongoing or formal agreement with any of the Suppliers (each such relationship, a “Supply Arrangement”). Each Supply Arrangement was entered into in the ordinary course of business and the Company believes it could enter into alternative arrangements for substantially the same supplies on substantially similar terms with another supplier without substantial disruption to its business.  Therefore, the Company believes that it is not required to disclose further details of the Supply Arrangements in, or file them as exhibits to, the Registration Statement.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course of business.  Each Supply Arrangement is an ordinary course supply relationship pursuant to which the Supplier provides the Company certain APIs for the production of the Company’s product candidates for use in the Company’s clinical trials.   These Supply Arrangements ordinarily accompany the kind of business conducted by the Company.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. The categories specified in Item

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

601(b)(10)(ii)(A), (C) and (D) are not applicable to the Supply Arrangements. With respect to Item 601(b)(10)(ii)(B), the Company does not believe that it is substantially dependent on any one of the Supply Arrangements because the APIs supplied to the Company pursuant to the Supply Arrangements are readily available to the Company from multiple alternative suppliers, which the Company believes could supply the same APIs on substantially similar terms. Therefore, the Company does not believe that the Supply Arrangements are material contracts required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K. Furthermore, if any of these Supply Arrangements were ever formalized as a supply agreement, the Company does not believe such supply agreement would constitute a material contract for the same reasons the Company believes the underlying Supply Arrangement is not a material contract.

With respect to the risk factors referenced in the Staff’s comment, the Company respectfully advises the Staff that the primary purpose of these risk factors is to advise potential investors of the fact that certain activities significant to the Company’s business are currently outsourced to third parties and are expected to be outsourced to third parties in the future.  As such, the performance of these activities is not entirely within the control of the Company.  While the Company revised the risk factor to reference the CPI Supply Arrangement due to the additional risk posed by an exclusive supply relationship, this is a different matter from whether the Company is “substantially dependent” on any one supplier in the context of its Supply Arrangements.  Moreover, the Company does not believe that additional disclosure concerning the terms of customary supply arrangements with any of the Company’s other third party suppliers would serve to better inform potential investors in making an investment decision concerning the Company generally, nor would disclosure of the terms of these Supply Arrangements have any bearing on the risk the Company is seeking to identify in these risk factors. Accordingly, although the Company does not believe it is “substantially dependent” on any of the Suppliers party to the Supply Arrangements for the reasons cited above, it does believe that its intention to outsource to third parties certain aspects of its business is an important consideration for investors and appropriate risk factor disclosure.

Risks Related to Our Business and Financial Position

“If we fail to maintain an effective system of internal control over financial reporting . . .,” page 37

6.              Please explain in this risk factor and wherever else applicable in your registration statement why your independent registered public accounting firm did not complete its audit of your internal controls over financial reporting. Describe in detail the two significant deficiencies your auditors identified during this uncompleted audit and the remedial actions you are taking.

Response:  The Company respectfully advises the Staff that the Company’s independent registered public accounting firm considered the Company’s internal control over financial reporting as a basis for designing audit procedures for the purpose of expressing an opinion on the Company’s financial statements, but not for the purpose of expressing an opinion on the

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

effectiveness of the Company’s internal control.  Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Registration Statement.

Risks Related to Our Intellectual Property

“Our drug development strategy relies heavily upon the 505(b)(2) regulatory approval pathway, . . . ,” page 41

7.              To illustrate the material risk, please expand the disclosure to discuss the patent infringement lawsuit filed against you by Shire LLC and briefly explain the terms of the settlement and associated license agreement you subsequently entered into with Shire LLC.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 42 and of the Registration Statement to include discussion of the lawsuit filed against the Company by Shire LLC.

Risks Related to Our Common Stock and this Offering

General

8.              Please include a risk factor that addresses the limitations placed on your shareholders in seeking legal recourse by the exclusive forum provision included in your amended and restated certificate of incorporation.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 48 of the Registration Statement to include a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision that the Company expects will be included in its amended and restated certificate of incorporation at the time Registration Statement becomes effective.

9.              Please include a risk factor that addresses that you have never declared or paid any dividends on your capital stock and that you do not anticipate doing so in the foreseeable future.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 47 of the Registration Statement to include a risk factor describing the Company’s history of not declaring dividends and that it does not anticipate doing so.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 71

10.       Please revise disclosures to include the valuation methodology applied and the nature of the material assumptions involved to estimate the fair value of your common stock. You may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the prospectus.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 77, 78 and 79 of the Registration Statement.

11.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement once an estimated offering price has been determined to provide an analysis explaining the reasons for the difference between recent valuations of its common stock leading up to the IPO and the estimated offering price.  The Company also understands that the Staff will need a reasonable period of time to review the disclosures prior to effectiveness of the Registration Statement.

Business

Our Product Candidates and Currently Marketed Product

NT-0102 Phase 3 classroom efficacy and safety trial, page 82

12.       Please explain what you mean by statistical significance and state the threshold p-value used to determine it.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 90 of the Registration Statement.

NT-0202: Amphetamine XR-ODT for the treatment of ADHD, page 83

13.       Please describe the chemistry, manufacturing and control deficiencies identified in the Discipline Review Letter and the additional requirements for data requested in the Complete Response Letter.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 92 of the Registration Statement to describe the deficiencies identified in the Discipline Review Letter and to disclose the additional requirements for data requested in the Complete Response Letter.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Inventories, page F-8

14.  Please tell us if your inventory lots are identical and interchangeable, and what consideration was given to ASC 330-10-30-10 and 11 when choosing your inventory cost method.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

Response:  The Company respectfully advises the Staff that the Company’s lots are considered identical and interchangeable.  The Company determines cost using actual material cost, which approximates first-in-first-out, or FIFO, cost. These costs are valued based on costs calculated for each production batch, which include allocated labor and overhead. The Company will further consider the FIFO method in the future as it becomes more significant to the measurement of periodic income. In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Registration Statement to reflect that its inventory is stated as actual cost, which cost approximates FIFO.

Product Returns, page F-9

15.       You refer to “wholesalers” and “the distributor” (or “Company’s distributor”) herein, under “net product sales” and under “wholesaler chargebacks” and elsewhere in the filing. Please clarify throughout the filing distinction between “wholesalers” and “the distributor” (or Company’s distributor”). In this regard, also tell us why reserves were recorded for “wholesalers” but not for “the distributor” for product held as a result of the reclassification of generic Tussionex to a Schedule II controlled substance.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 74, 75, F-9 and F-10 of the Registration Statement that clarify the difference between “wholesalers” and “distributors.” The Company respectfully advises the Staff that the Company had no inventory labeled as Schedule III at its distributor as of the reclassification date, and as such did not record any reserves for the distributor as a result of the reclassification.

Other Comments

16.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:   In response to the Staff’s comment, the Company is providing the slide presentation it has used for the “testing the waters” meetings it has conducted to date, which slide presentation constitutes the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.  The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation.

17.       Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:  In response to the Staff’s comment, the Company confirms that the graphics included in the Registration Statement are the only graphics the Company intends to use in its prospectus.

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

June 3, 2015

18.       We note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that all of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed will be filed as promptly as practicable in one or more pre-effective amendments to the Registration Statement. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

19.       We further note that you have submitted an application for confidential treatment relating to several of your exhibits. Please be advised that we will forward you comments to this application, if any, under separate cover.

Response:  The Company acknowledges the Staff’s comment.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (617) 570-1928 if you have any questions regarding this letter or the Registration Statement.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Goodwin Procter LLP

cc:                                Vipin Garg, President, Chief Executive Officer and Director, Neos Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP